

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2014

Via E-mail
Mr. Francis I. Perier, Jr.
Executive Vice President – Finance and Administration and
  Chief Financial Officer
Forest Laboratories, Inc.
909 Third Avenue
New York, NY   10022

Re: **Forest Laboratories, Inc.**
                 Form 10-K for the Fiscal Year Ended March 31, 2013
                 Filed May 23, 2013
                 File No. 001-05438

Dear Mr. Perier:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                    Sincerely,

                                                    /s/ Andrew Mew

                                                    Andrew Mew
                                                    Accounting Branch Chief